U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-27431

CUSIP NUMBER 129897 10 4

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K		☐ Form 20-F		☐ Form 11-K

	☒ Form 10-Q		☐ Form N-SAR

For Period Ended:	December 31, 2002

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Full Name of Registrant: Calico Commerce, Inc. Former Name if Applicable: Address of Principal Executive Office:

PMB #624 1325 Howard Avenue Burlingame, CA 94010

Part II — Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

     State below in reasonable detail the reasons why Forms 10-K, Form 20-F, 11-K, 10-Q or Form N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

     As a result of its bankruptcy proceeding and the winding down of its business, Calico Commerce has reduced its staff significantly, has relocated its offices and is continuing to review and confirm its financial results for the quarter ended December 31, 2002 with management, the Board of Directors, and auditors, including a review and analysis of claims filed by creditors in such bankruptcy proceeding. Because of the above, the Form 10-Q cannot be filed by February 14, 2003 without unreasonable effort and/or expense.

Part IV — Other Information

     (1)  Name and telephone number of person to contact in regard to this notification:

     James Weil, Chief Executive Officer and Principal Financial Officer (408) 975-7400

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒	Yes	☐	No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒	Yes	☐	No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As previously reported, the registrant has ceased operations and has filed a petition under Chapter 11 of the United States Bankruptcy Code since the corresponding period for the last fiscal year. Accordingly, although the registrant has only made a preliminary determination of its results of operations, and has not completed its review of its results with its audit committee, the registrant expects to report no revenue, and substantially reduced operating expenses, from the corresponding period in the prior fiscal year.

CALICO COMMERCE, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2003	By:	/s/ James Weil James Weil, Chief Executive Officer and Principal Financial Officer